
Mail Stop 7010

June 11, 2009

By U.S. Mail

Stephen F. Angel
Chairman, President and Chief Executive Officer
Praxair, Inc.
39 Old Ridgebury Road
Danbury, CT 06810

Re: Praxair, Inc.
        Definitive Proxy Statement on Schedule 14A
        Filed March 17, 2009
        File No. 001-11037

Dear Mr. Angel:

    We have reviewed your letter dated May 28, 2009 and have the following comment.

Definitive Proxy Statement Filed March 17, 2009

Executive Compensation, page 24

Compensation Discussion and Analysis, page 24

Key Executive Compensation Factors and Considerations, page 25

Individual NEO Factors, page 27

1.   We note your response to comment two in our letter dated May 7, 2009. We continue to believe that investors will benefit from an enhanced discussion of the correlation between each officer's individual performance and the committee's compensation decisions for each officer. Please describe each officer's individual factors and how the compensation committee evaluated those factors with respect to each applicable element of compensation. Accordingly, please provide us with the following information:

    •   A detailed description of the individual factors applicable to the officer for 2008 that enhances the illustrative list of factors on page 27 and tailors discussion of those to the factors to how the committee applied them to each named executive officer. If a factor was subject to objective measure, then quantitative disclosure should be provided. In this regard, we note that it appears from the list of factors on page 27 that one or more officers might have had "critical" financial goals as individual factors and, given their financial nature, presumably these goals would have been subject to objective measure.

- A description of the compensation committee's assessment of how each officer performed with respect to each of the applicable factors.

- A description of the impact the above assessment had on each element of compensation. For example, on page 31 you disclosed that "[p]ositive adjustments were also made to the [variable compensation] payouts of each NEO based upon his individual performance, resulting in the total performance-based variable compensation award reported in the Summary Compensation Table." You do not disclose, however, what the adjustments were for each officer or in response to what performance the committee decided to make each adjustment.

*   *   *

Please contact Dieter King, staff attorney, at (202) 551-3338 or the undersigned at (202) 551-3397 with any questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Anthony M. Pepper, Corporate Counsel (Via Facsimile 203-837-2515)